

April 26, 2012

Via E-mail
Mr. Robert J. Hombach
Corporate Vice President and Chief Financial Officer
Baxter International, Inc.
One Baxter Parkway
Deerfield, Illinois 60015

> **Re: Baxter International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 23, 2012**
> **Form 8-K dated April 19, 2012**
> **Filed April 19, 2012**
> **File No. 001-04448**

Dear Mr. Hombach:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 8-K dated April 19, 2012

1. We see that you present non-GAAP financial information and the related reconciliation required by Item 10(e) of Regulation S-K in the form of an "adjusted" income statement. Please tell us how your presentation considers the guidance set forth in Compliance and Disclosure Interpretation 102.10. Under the cited guidance, it is generally not appropriate to present a non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding our comment. You may also contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant